UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March, 2025

Commission File No. 000-51808

Athena Gold Corporation

(Name of Registrant)

2010A Harbison Dr., #312, Vacaville, CA

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Athena Gold Corporation (Registrant)
Dated: May 30, 2025	By: /s/ Koby Kushner Koby Kushner President and CEO

2

ATHENA GOLD CORPORATION

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited)

3

Notice of No Auditor Review of Consolidated Interim Financial Statements

The accompanying unaudited consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management and have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Professional Chartered Accountants for a review of interim financial statements by an entity’s auditor.

4

ATHENA GOLD CORPORATION

Consolidated Balance Sheets

(Expressed in US dollars - unaudited)

	3/31/25	12/31/24

Assets

Current assets
Cash	$82,470	$242,082
Prepaid expenses	87,553	115,561
Investment in securities	407,919	376,323
Total current assets	577,942	733,966

Other assets
Prepaid expenses	0	17,380
Mineral rights	6,241,114	6,241,114
Total other assets	6,241,114	6,258,494

Total assets	$6,819,056	$6,992,460

Liabilities and Stockholders' Equity

Current liabilities
Accounts payable	$153,572	$133,115
Accounts payable - related party	5,323	4,956
Warrant liability	1,346	251,549
Total current liabilities	460,543	389,620

Long term liabilities
Note payable and accrued interest - related party	101,199	103,419
Warrant liability, net of current	300,302	344,965
Total long term liabilities	101,199	448,384

Total liabilities	561,742	838,004

Stockholders' equity
Preferred stock, $.0001 par value, 5,000,000 shares authorized, none outstanding	0	0
Common stock - $0.0001 par value; 250,000,000 shares authorized, 194,803,633 issued and outstanding as of March 31, 2025 and December 31, 2024	19,479	19,479
Additional paid in capital	17,861,545	17,861,545
Accumulated deficit	(11,623,710)	(11,726,568)

Total stockholders' equity	6,257,314	6,154,456

Total liabilities and stockholders' equity	$6,819,056	$6,992,460

Commitments and contingencies (Note 5)

Approved by the Board on May 30, 2025:

“John Hiner”, Director	“Koby Kushner”, CEO & Director

See accompanying notes to the unaudited financial statements.

5

ATHENA GOLD CORPORATION

Consolidated Statements of Operations

(Expressed in US dollars - unaudited)

	Three Months Ended
	3/31/25	3/31/24

Operating expenses
Exploration, evaluation and project expenses	$53,377	$40,414
General and administrative expenses	210,365	128,827
Total operating expenses	263,742	169,241

Net operating loss	(263,742)	(169,241)

Interest expense	(1,480)	0
Realized loss on investment	(6,936)	0
Unrealized gain on investment	80,151	165,467
Revaluation of warrant liability	294,865	(118,042)
Net income (loss)	$102,858	$(121,816)

Weighted average common shares outstanding – basic and diluted	194,803,633	171,761,495

Income per common share – basic and diluted	$0.00	$(0.00)

See accompanying notes to the unaudited financial statements.

6

ATHENA GOLD CORPORATION

Consolidated Statements of Stockholders’ Equity

(Expressed in US dollars - unaudited)

			Additional
	Common Stock		Paid In	Accumulated
	Shares	Amount	Capital	Deficit	Total

December 31, 2023	167,138,069	$16,714	$17,391,148	$(11,090,050)	$6,317,812
Private placement, net	5,000,000	500	147,841	0	148,341
Warrant liability	0	0	(68,774)	0	(68,774)
Stock based compensation	0	0	555	0	555
Stock issued to pay off debt	685,564	69	25,265	0	25,334
Net loss	0	0	0	(121,816)	(121,816)
March 31, 2024	172,823,633	$17,283	$17,496,035	$(11,211,866)	$6,301,452

December 31, 2024	194,803,633	$19,479	$17,861,545	$(11,726,568)	$6,154,456
Net income	0	0	0	102,858	102,858
March 31, 2025	194,803,633	$19,479	$17,861,545	$(11,623,710)	$6,257,314

See accompanying notes to the unaudited financial statements.

7

ATHENA GOLD CORPORATION

Consolidated Statements of Cash Flows

(Expressed in US dollars - unaudited)

	Three Months Ended
	3/31/25	3/31/24

Cash flows from operating activities
Net income (loss)	$102,858	$(121,816)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Revaluation of warrant liability	(294,865)	118,042
Realized loss on investments	6,936	0
Unrealized (gain) loss on investments	(80,151)	(165,467)
Share based compensation	0	555
Change in operating assets and liabilities:
Prepaid expense	45,388	19,647
Accounts payable and accrued liabilities	20,456	9,164
Accounts payable - related party	(1,853)	71,255

Net cash used in operating activities	(201,231)	(68,620)

Cash flows from investing activities
Proceeds from sale of investments	41,619	0

Net cash provided by investing activities	41,619	0

Cash flows from financing activities
Deposits for future private placement	0	(46,000)
Proceeds from private placement of stock, net	0	127,713

Net cash provided by financing activities	0	81,713

Net decrease in cash	(159,612)	13,093

Cash, beginning of period	242,082	2,808

Cash, end of period	$82,470	$15,901

Supplemental information
Interest and taxes paid	$0	$0
Noncash investing and financing activities
Stock issued to pay off debt	$0	$45,962
Warrant and option liability recognition	$0	$68,774

See accompanying notes to the unaudited financial statements.

8

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Operations

Athena Gold Corporation (“we,” “our,” “us,” or “Athena”) is engaged in the acquisition and exploration of mineral resources. We were incorporated in Delaware on December 23, 2003, and began our mining operations in 2010. On March 27, 2025 the stockholders of the Company voted to re-domesticate the Company from the state of Delaware to the Province of British Columbia, by merger into its British Columbia subsidiary, Nova Athena Gold Corp.

The Company’s properties do not have any reserves. The Company plans to conduct exploration programs on these properties with the objective of ascertaining whether any of its properties contain economic concentrations of precious and base metals that are prospective for mining.

Basis of Presentation and Statement of Compliance

The accompanying consolidated financial statements (the “consolidated financial statements”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”).

Basis of Measurement

These consolidated financial statements have been prepared on the going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value as described herein.

Principles of Consolidation

The consolidated financial statements include the accounts of Athena Gold Corp. and its wholly owned subsidiaries, Nubian Resources USA (“Nubian USA”) and Nova Athena Gold Corp (“Nova”). All significant inter-entity balances and transactions have been eliminated in consolidation. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement in the entity and can affect those returns through its power to direct the relevant activities of the entity. Subsidiaries are included in the consolidated financial results of the Company from the date of acquisition up to the date of disposition or loss of control. Nova was incorporated in British Columbia on September 24, 2024.

Going Concern and Management’s Plans

As at March 31, 2025, the Company has a working capital of approximately $120,000. The ability of the Company to meet its obligations and continue operations is dependent on its ability to obtain additional debt or equity financing. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. Upon completion of our planned merger and re-domestication to British Columbia from Delaware, we plan to sell additional common shares to raise capital for our exploration plans. See Note 8, Subsequent Events.

9

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

Cash, Cash Equivalents and Concentration

The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents. The Company places its cash with high credit quality financial institutions in the United States and Canada. On March 31, 2025, the Company’s cash balance was approximately $80,000. To reduce the risk associated with the failure of such financial institution, the Company will evaluate, as needed, the rating of the financial institution in which it holds deposits.

Critical Judgments and Estimation Uncertainties

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, and expenses. These estimates and judgments are subject to change based on experience and new information which could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affecting future periods. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

Share-based compensation – The fair value of share-based compensation is calculated using the Black-Scholes model. The main assumptions used in the model include the estimated life of the option, the expected volatility of the Company’s share price, and the risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s-length transaction.

Impairment of mineral properties – Management applies significant judgment in its assessment of mineral properties and whether there are any indications of impairment. The Company considers both internal and external sources of information when making the impairment assessment. External sources of information considered are changes in the Company’s economic, legal and regulatory environment, which it does not control, but affects the recoverability of its mining assets. Internal sources of information the Company considers include the manner in which mining properties are expected to be used and indications of economic performance.

Warrant liability – The fair value of the warrant liability is calculated using the Black-Scholes model. The main assumptions used in the model include the estimated life of the warrant, the expected volatility of the Company’s share price, and the risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the warrant could receive in an arm’s-length transaction.

Foreign Currency Translation

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. The Company has not entered any contracts to manage foreign exchange risk.

These consolidated financial statements are presented in U.S. dollars (“USD”), which is the Company’s reporting currency. The functional currency of the Company and its subsidiaries is the US dollar; therefore, the Company is exposed to currency risk from financial assets and liabilities denominated in Canadian dollars. The Company does not consider the currency risk to be material to the future operations of the Company and, as such, does not have a program to manage currency risk.

10

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

Transactions in foreign currencies are recorded in the functional currency at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rates. Non-monetary items are translated at the exchange rates in effect on the date of the transactions.

Mineral Property Acquisition and Exploration Costs

Mineral property exploration costs are expensed as incurred until economic reserves are quantified. To date, the Company has not established any proven or probable reserves on its mineral properties. Costs of lease, exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. The Company has chosen to expense all mineral exploration costs as incurred given that it is still in the exploration stage. Once the Company has identified proven and probable reserves in its investigation of its properties and upon development of a plan for operating a mine, it would enter the development stage and capitalize future costs until production is established. When a property reaches the production stage, the related capitalized costs will be amortized over the estimated life of the probable-proven reserves. When the Company has capitalized mineral properties, these properties will be periodically assessed for impairment of value and any diminution in value. To date, the Company has not established the commercial feasibility of any exploration prospects; therefore, all exploration costs are being expensed. Costs of mineral property acquisitions are being capitalized.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value:

Level 1 - Valuation based on quoted market prices in active markets for identical assets and liabilities.

Level 2 - Valuation based on quoted market prices for similar assets and liabilities in active markets.

Level 3 - Valuation based on unobservable inputs that are supported by little or no market activity, therefore requiring management’s best estimate of what market participants would use as fair value.

The fair value of cash, prepaid expenses, accounts payable, advanced deposits, and note payable approximate their carrying values due to their short term to maturity. The investment in securities is recorded at the fair value through profit and loss using Level 1 inputs. The warrant liabilities are measured at fair value through profit and loss using level 3 inputs (Note 3).

11

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with ASC 740, “Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the extent that the recoverability of the asset is unlikely to be recognized.

The Company reports a liability, if any, for unrecognized tax benefits resulting from uncertain tax positions taken, or expected to be taken, in an income tax return. The Company has elected to classify interest and penalties related to unrecognized income tax benefits, if and when required, as part of income tax expense in the statement of operations. No liability has been recorded for uncertain income tax positions, or related interest or penalties. The tax returns are generally open for IRS examinations for three years from the date the return was filed or the due date of the return, whichever is later.

Long Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more indicators of impairment and the carrying value of the asset cannot be recovered from projected undiscounted cash flows, the Company records an impairment charge. The Company measures any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the current business model. Significant management judgment is required in determining whether an indicator of impairment exists and in projecting cash flows.

Stock-Based Compensation

Stock-based compensation (“SBC”) is accounted for based on the requirements of the Share-Based Payment Topic of ASC 718 which requires recognition in the consolidated financial statements of the cost of employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). This ASC also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award.

The estimated fair value of each stock option as of the date of grant was calculated using the Black-Scholes pricing model. The Company estimates the volatility of its common stock at the date of grant based on Company stock price history. The Company determines the expected life based on the simplified method given that its own historical share option exercise experience does not provide a reasonable basis for estimating expected term. The Company uses the risk-free interest rate on the implied yield currently available on U.S. Treasury issues with an equivalent remaining term approximately equal to the expected life of the award. The Company has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. The shares of common stock subject to the stock-based compensation plan shall consist of unissued shares, treasury shares or previously issued shares held by any subsidiary of the Company, and such number of shares of common stock are reserved for such purpose.

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ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

Derivative Financial Instruments

The Company accounts for derivative instruments in accordance with Financial Accounting Standards Board (“FASB”) ASC 815, Derivatives and Hedging (“ASC 815”), which requires additional disclosures about the Company’s objectives and strategies for using derivative instruments, how the derivative instruments and related hedged items are accounted for, and how the derivative instruments and related hedging items affect the financial statements. The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risk. Terms of convertible debt and equity instruments are reviewed to determine whether or not they contain embedded derivative instruments that are required under ASC 815 to be accounted for separately from the host contract and recorded on the balance sheet at fair value. The fair value of derivative liabilities, if any, is required to be revalued at each reporting date, with corresponding changes in fair value recorded in current period operating results. Pursuant to ASC 815, an evaluation of specifically identified conditions is made to determine whether the fair value of warrants issued is required to be classified as equity or as a derivative liability.

Certain warrants are treated as derivative financial liabilities. The estimated fair value, based on the Black-Scholes model, is adjusted on a quarterly basis with gains or losses recognized in the statement of loss and comprehensive loss. The Black-Scholes model is based on significant assumptions such as volatility, dividend yield, expected term and liquidity discounts.

Investment in securities

We have concluded that the Company does not have the ability to exercise significant influence over operating and financial policies of its investee. The Company has elected to measure the investment at fair value less impairment. In January 2025, the Company sold 1,000,000 shares of the investment in Carlton Precious for CAD $60,000.

Earnings (Loss) per Common Share

The following table shows basic and diluted earnings per share:

	Three Months Ended
	3/31/2025	3/31/2024
Basic and diluted earnings (loss) per common share
Net income (loss)	$102,858	$(121,816)
Basic weighted average shares outstanding	194,803,633	171,761,495
Assumed conversion of dilutive shares	0	0
Diluted weighted average common shares outstanding, assuming conversion of common stock equivalents	194,803,633	171,761,495
Basic earnings (loss) per common share	$0.00	$0.00
Diluted earnings (loss) per common share	$0.00	$0.00

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ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

The options and warrants that were not included in the diluted weighted average shares calculation were excluded because they were “out-of-the money”. In periods when the Company has a net loss, all common stock equivalents are excluded as they would be anti-dilutive. The following details the dilutive and anti-dilutive shares:

March 31, 2025	Dilutive shares - In the money	Anti-dilutive shares - Out of the money	Total
Options	0	5,230,000	5,230,000
Warrants	0	31,510,303	31,510,303
Total	0	36,740,303	36,740,303

March 31, 2024	Dilutive shares - In the money	Anti-dilutive shares - Out of the money	Total
Options	0	5,230,000	5,230,000
Warrants	0	44,391,053	44,391,053
Total	0	49,621,053	49,621,053

Risks and Uncertainties

Since the formation of the Company, it has not generated any revenue. As an early-stage company, the Company is subject to all the risks inherent in the initial organization, financing, expenditures, complications and delays inherent in a new business. Our business is dependent upon the implementation of our business plan. There can be no assurance that our efforts will be successful or that we will ultimately be able to generate revenue or attain profitability.

Natural resource exploration, and exploring for gold, is a business that by its nature is very speculative. There is a strong possibility that we will not discover gold or any other mineralization which can be mined or extracted at a profit. Even if we do discover gold or other deposits, the deposit may not be of the quality or size necessary for us or a potential purchaser of the property to make a profit from mining it. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected geological formations, geological formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides, and the inability to obtain suitable or adequate machinery, equipment or labor are just some of the many risks involved in mineral exploration programs and the subsequent development of gold deposits.

The Company business is exploring for gold and other minerals. If the Company discovers commercially exploitable gold or other deposits, revenue from such discoveries will not be generated unless the gold or other minerals are mined.

Mining operations in the United States are subject to many different federal, state, and local laws and regulations, including stringent environmental, health and safety laws. In the event operational responsibility is assumed for mining our properties, the Company may be unable to comply with current or future laws and regulations, which can change at any time. Changes to these laws may adversely affect any of the Company potential mining operations. Moreover, compliance with such laws may cause substantial delays and require capital outlays greater than those the Company anticipates, adversely affecting any potential mining operations. Future mining operations, if any, may also be subject to liability for pollution or other environmental damage. The Company may choose not to be insured against this risk because of high insurance costs or other reasons.

14

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting – Improvements to Reportable Segments Disclosures. The amendments enhance disclosures of significant segment expenses by requiring disclosure of significant segment expenses regularly provided to the chief operating decision maker (CODM), extend certain annual disclosures to interim periods, and permit more than one measure of segment profit or loss to be reported under certain conditions. The amendments are effective for the Company in fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption of the amendment is permitted, including adoption in any interim periods for which financial statements have not been issued. The Company adopted ASU 2023-07 effective as of December 31, 2024, and the segment disclosures in Note 8 are reflective of that adoption.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which improve the transparency of disclosures related to the income tax rate reconciliation and income taxes paid. The amendments are effective for the Company in fiscal years beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company determined there would be no impact to the financial statements.

Accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires all public entities to disclose information about purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depletion for each income statement line item that contains those expenses. The amendments are effective for the Company in fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 27, 2027. Early adoption is permitted on either a prospective or retrospective basis. The Company is currently evaluating the guidance and its impact to the financial statements.

Note 2 – Mineral Rights

Excelsior Springs

During the year ended December 31, 2021, the Company acquired 100% of Nubian USA from Nubian Resources Ltd. (the “Seller”). Nubian USA holds full ownership of the mining claims comprising the Excelsior Springs Prospect (the “Property”) located in Esmerelda County, Nevada.

The Seller retained a 1% Net Smelter Returns Royalty on the claims it sold to the Company. One-half (0.5%) of the NSR Royalty may be purchased by the Company for CAD $500,000 payable to the Seller. An additional one-half (0.5%) of the NSR Royalty may be purchased by the Company at fair market value.

On June 9, 2022, the Company entered into an agreement to purchase an undivided 100% interest in the Fortunatus and Prout patented lode mining claims in Esmeralda County, Nevada as part of the Excelsior Springs Project for consideration of $185,000. The Agreement was completed in July 2022.

On June 1, 2024 the Company entered into an Asset Purchase Agreement with Silver Reserve Inc. to acquire an 100% interest in 11 unpatented Bureau of Land Management (BLM) claims covering approximately 220 acres known as the Blue Dick Mine and related mineral claims, together with certain technical data relating to the mining claims. Total consideration paid was $45,000 and a 3% NSR.

15

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

Oneman Lake and Laird Lake Projects

Effective October 1, 2024, Athena entered into a definitive agreement to acquire two early exploration stage projects located in Ontario Canada under the following terms:

Pursuant to the Definitive Agreement, Athena Gold acquired up to a 100% interest in two mining properties, consisting of 218 mining claims covering approximately 4,736 hectares (the “Properties”). The Properties are comprised of two projects: one known as the Oneman Lake Project located near Kenora, Ontario and the other known as the Laird Lake Project in Red Lake, Ontario. Pursuant to an option agreement dated August 19, 2024, with Bounty Gold Corp. (“Bounty Gold”), The Properties were acquired from Libra Lithium Corp. which earned 100% ownership of the Oneman Lake Project and had the exclusive option to acquire the Laird Lake Project (the “Option”) subject to certain terms and conditions. Bounty Gold has consented to the transfer of the Properties from Libra Lithium Corp. to Athena Gold.

All parties to this transaction are arm’s length.

As consideration of the Properties, Athena Gold issued 43,865,217 common shares in the capital of Athena Gold’s wholly owned subsidiary, Nova Athena Gold Corp. to Libra, at a value of $Nil. The value of the transaction was determined by reference to the fair value of Nova’s common shares; these shares do not trade publicly and therefore were determined based on Level 3 inputs.

Athena Gold has assumed all obligations of the Option to Bounty Gold to acquire the Laird Lake Project in consideration of the following cash payments and share issuances over the course of five years (which may be accelerated at Athena Gold’s option):

a.	payment of CAD $50,000 in cash on or before August 19, 2025, of which up to 50% of such payment may be made in the form of common shares in the capital of Athena Gold;
b.	payment of CAD $50,000 in cash on or before the August 19. 2026, of which up to 50% of such payment may be made in the form of common shares in the capital of Athena Gold;
c.	payment of CAD $50,000 in cash on or before August 19, 2027, of which up to 50% of such payment may be made in the form of common shares in the capital of Athena Gold;
d.	payment of CAD $50,000 in cash on or before August 19, 2028, of which up to 50% of such payment may be made in the form of common shares in the capital of Athena Gold; and
e.	payment of CAD $1,000,000 in cash on or before August 19, 2029, or alternatively

i.	payment of 75% in cash and the issuance of common shares in the capital of Athena Gold equal to 25% of the payment, for a total payment of CAD $1,250,000;
ii.	payment of 50% in cash and the issuance of common shares in the capital of Athena Gold equal to 50% of the payment, for a total payment of CAD $1,500,000; or
iii.	payment of 25% in cash and the issuance of common shares in the capital of Athena Gold equal to 75% of the payment, for a total payment of CAD $1,750,000.

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ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

In the event that Athena Gold pays any of the payments to Bounty Gold in the form of both cash and common shares, the price per share will be determined with the number of shares being based on a per share deemed issue price equal to the 30-day VWAP of the shares for the period of any 20 consecutive trading days on the Canadian Securities Exchange ending on the date that is three business days prior to the date of issuance of the additional common shares.

Upon completion of the above obligations by Athena Gold, Bounty Gold will retain a 2% NSR on the Properties, of which 1% may be purchased by Athena Gold for CAD $1,000,000 at any time.

Note 3 – Common Stock, Warrants and Options

The Company has issued warrants which have an exercise price in Canadian dollars while the Company’s functional currency is US dollars. Therefore, in accordance with ASU 815 - Derivatives and Hedging, the warrants have a derivative liability value. Outstanding subscription warrants were revalued as of March 31, 2025, with various inputs using a Black Scholes model. Broker warrants are valued at the time of issuance and not remeasured. The following is a summary of warrants issued and outstanding.

As of March 31, 2025:

Issue Date	Expiration Date	Exercise Price (CAD)	Valuation	Volatility	Warrants Issued

Subscription Warrants
4/14/2022	4/13/2025	$0.15	0	120%	6,250,000
4/24/2023	4/24/2025	$0.10	1,346	126%	14,500,000
10/25/2024	10/25/2027	$0.12	166,268	184%	6,000,000
12/3/2024	12/3/2027	$0.12	94,997	197%	3,230,000
12/23/2024	12/23/2027	$0.12	39,037	199%	1,310,000

			$301,648		31,290,000
Broker Warrants
4/24/2023	4/24/2025	$0.10	7,954	117%	220,303

			$7,954		220,303

17

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

As of March 31, 2024:

Issue Date	Expiration Date	Exercise Price (CAD)	Valuation	Volatility	Warrants Issued

Subscription Warrants
5/25/2021	5/31/2024	$0.15	$579	120%	6,250,000
9/30/2021	5/31/2024	$0.15	236	111%	3,108,700
4/14/2022	4/13/2025	$0.15	37,568	110%	6,250,000
8/12/2022	8/12/2024	$0.12	12,573	142%	3,247,500
8/31/2022	8/31/2024	$0.12	12,343	150%	2,300,000
9/14/2022	9/14/2024	$0.12	13,793	140%	2,760,200
10/24/2022	10/24/2024	$0.12	2,682	127%	500,000
4/24/2023	4/24/2025	$0.10	136,127	109%	14,500,000
1/17/2024	1/17/2026	$0.05	102,877	110%	5,000,000

			$318,778		43,916,400
Broker Warrants
4/14/2022	4/13/2024	$0.15	1,344	138%	70,000
8/31/2022	8/31/2024	$0.12	6,312	132%	104,250
9/14/2022	9/14/2024	$0.12	2,921	134%	80,100
4/24/2023	4/24/2025	$0.10	7,954	117%	220,303

			$18,531		474,653

The following is a summary of warrants exercised, issued and expired:

Total

Balance at December 31, 2023	39,391,053
Exercised	0
Issued	15,540,000
Expired	(18,420,750)
Balance at December 31, 2024	36,510,303
Exercised	0
Issued	0
Expired	(5,000,000)
Balance at March 31, 2025	31,510,303
Weighted average exercise price	$0.12

18

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

Note 4 – Share Based Compensation

The Company adopted its 2020 Equity Incentive Plan (the “Plan”) which became effective in January 2021. Under the Plan, the Company is authorized to issue up to 10 million shares of common stock pursuant to grants and the exercise of rights under the Plan. Effective March 10, 2021, the Corporation adopted a deferred compensation and equity award plan (the “Deferred Compensation Plan”). Restricted stock units awarded pursuant to the Deferred Compensation Plan shall vest in the manner determined by the Board with respect to such award. Restricted stock units have no voting rights, and no amount due or payable under the Deferred Compensation Plan or any interest in the Deferred Compensation Plan, shall be subject in any manner to alienation, sale, transfer, assignment, pledge, attachment, garnishment, lien, levy or like encumbrance.

A summary of the stock options as of March 31, 2025, and changes during the periods are presented below:

							SBC Expense - Three Months Ended
Grant Date	Expiration Date	Exercise Price	Valuation	Volatility	Expected Life (Yrs)	Options Granted	3/31/2025	3/31/2024

3/22/2021	3/22/2026	$0.0900	$190,202	211%	3.4	2,000,000	$0	$0
8/24/2022	8/24/2032	$0.0600	$43,456	178%	5.5	730,000	0	0
10/12/2022	10/12/2032	$0.0600	$106,109	162%	5.5	2,250,000	0	0
1/16/2023	1/16/2028	$0.0675	$13,267	174%	3.3	250,000	0	555
						5,230,000	$0	$555

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual	Aggregate
	Number of	Exercise	Life	Intrinsic
	Options	Price	(Years)	Value
Balance at December 31, 2023	5,230,000	$0.07	6	$0
Exercised	0	0	0	0
Issued	0	0	0	0
Canceled	0	0	0	0
Balance at December 31, 2024	5,230,000	$0.07	5	0
Exercised	0	0	0	0
Issued	0	0	0	0
Canceled	0	0	0	0
Balance at March 31, 2025	5,230,000	$0.07	4.8	0
Options exercisable at March 31, 2025	5,230,000	$0.07	4.8	0

19

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

Note 5 – Commitments and Contingencies

Ontario Claim holders must satisfy required annual units of assessment work to keep their claims in good standing. They must perform early exploration work and submit an assessment work report through the Mining Lands Administration System (MLAS). Current annual work commitment is CAD $74,800 per annum on the Laird Lake claims. Assessment work has been completed to maintain these claims until January 2027.

Note 6 – Related Party Transactions

Management and Consulting Fees

The Company is subject to a month-to-month management agreement with John Power requiring a monthly payment of $2,500 as consideration for the day-to-day management of Athena, $7,500 was recorded as management fees and are included in general and administrative expenses in the accompanying consolidated statements of operations for the three months ended March 31, 2025 and 2024.

The Company paid the Chief Financial Officer for consulting services $11,520 and $8,370 for the three months ended March 31, 2025 and 2024, respectively.

Director Fees

There were no director fees paid for the three months ended March 31, 2025 and 2024.

Stock based compensation

There was no stock based compensation for the three months ended March 31, 2025 and 2024.

Advanced deposits and accounts payable

In December 2023, the Company received an advanced deposit for investment into the January 2024 private placement from John Gibbs for $25,000 and from John Power for $21,000. In addition, John Power is due approximately $0 and $6,000 as of March 31, 2025 and December 31, 2024, respectively for expense reports and other advances made to the Company.

Note Payable

On June 7, 2024, the Company executed a promissory note with John Power, for $100,000 at 6% with a January 2, 2026 maturity date.

20

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

Note 7 – Segmented Information

The Company is managed as one reportable segment: North America. The North American segment conducts exploration and evaluation activities at the Company’s principal assets, the Excelsior Springs, Laird Lake and Oneman Lake projects. This segment does not presently report any revenues from operations. Through this segment, the Company seeks to position its projects as development opportunities within the gold, silver, and other metals sectors.

The Company’s Chief Operating Decision Maker is the Chief Executive Officer (“CODM”). The CODM uses the consolidated statement of operations and comprehensive income (loss) as the measure of segment profit and loss to assess performance and allocate resources. The measure of segment assets is reported on the consolidated balance sheets as “Total assets” and the measure of segment capital expenditures is reported on the consolidated statements of cash flows as “Acquisition of mineral properties.”

The Company reported no revenues during the three months ended March 31, 2025 and 2024. The geographic location of all long lived assets is described in Note 2. The following table represents our major segment expenses:

Three months ending	3/31/2025	3/31/2024

Exploration, evaluation and project expenses	$53,377	$40,414

General and administrative expenses
Legal and other professional fees	$184,788	$103,621
Share based compensation	0	555
Stock exchange fees and related expenses	23,588	22,427
Other general expenses	1,989	2,224
Sub-Total	$210,365	$128,827

Other	$(366,600)	$(47,425)

Net income (loss)	$102,858	$(121,816)

21

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

Note 8 – Subsequent Events

In April 2025, the Company completed the re-domestication from the State of Delaware to the Province of British Columbia by way of merger into its British Columbia subsidiary, Nova Athena Gold Corp. This resulted in the authorized capital of an unlimited number of common shares and preferred shares. Pursuant to a September 30, 2024 Purchase and Sale Agreement, the Company issued finder’s fee to an unrelated party of 1,737,236 common shares upon the completion of the re-domestication of the Company from Delaware to British Columbia.

In April 2025, the Company issued 15,300,000 flow through common shares at CAD $0.05 for gross proceeds of CAD $765,000. The Company issued finder’s fees to unrelated parties of 480,000 units that consisted of one common share and one warrant with an exercise price of CAD $0.12 per share for a period of 18 months.

In April 2025, the Company signed a contract for exploration and management services with a related party for a monthly base fee of $12,000. The contract will continue indefinitely unless terminated earlier in accordance with the agreement.

In April 2025, the Company signed a contract for executive services with a related party for a monthly base fee of $8,000. The contract will continue indefinitely unless terminated earlier in accordance with the agreement.

22

ATHENA GOLD CORPORATION

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited)

23

ATHENA GOLD CORPORATION

Management’s Discussion and Analysis

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to provide readers of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity, and certain other factors that may affect our future results. This MD&A was prepared effective May 30, 2025.

Our MD&A should be read in conjunction with our unaudited condensed interim consolidated financial statements of Athena Gold Corporation, (“Athena”, the “Company”, “we”, and “our”) and the related notes thereto for the three months ended March 31, 2025 and 2024, and the audited consolidated financial statements for the years ended December 31, 2024 and 2023 and the related notes thereto. Unless otherwise noted, all currency amounts are in US dollars.

The unaudited condensed interim consolidated financial statements for the quarter ended March 31, 2025, are prepared in accordance with GAAP.

Caution Regarding Forward-Looking Statements

Some of the information presented in this MD&A constitutes “forward-looking statements”. These forward-looking statements include, but are not limited to, statements that include terms such as “may,” “will,” “intend,” “anticipate,” “estimate,” “expect,” “continue,” “believe,” “plan,” or the like, as well as all statements that are not historical facts. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from current expectations. Although we believe our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that actual results will not differ materially from expectations.

All forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

Management’s Responsibility for Financial Statements

The information provided in this MD&A, including the audited consolidated financial statements, are the responsibility of management. In the preparation of these consolidated financial statements, estimates are sometimes necessary to make a determination of the future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying condensed interim consolidated financial statements. Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Business Overview

Athena Gold Corporation (“we,” “our,” “us,” or “Athena”) is engaged in the acquisition and exploration of mineral resources. We were incorporated in Delaware on December 23, 2003, and began our mining operations in 2010. On March 27, 2025 the stockholders of the Company voted to re-domesticate the Company from the state of Delaware to the Province of British Columbia, by merger into its British Columbia subsidiary, Nova Athena Gold Corp.

The Company’s properties do not have any reserves. The Company plans to conduct exploration programs on these properties with the objective of ascertaining whether any of its properties contain economic concentrations of precious and base metals that are prospective for mining.

24

ATHENA GOLD CORPORATION

Management’s Discussion and Analysis

(Expressed in US dollars - unaudited)

Results of Operations for the Three Months Ended March 31, 2025 and 2024

	Three Months Ended
	3/31/25	3/31/24

Operating expenses
Exploration, evaluation and project expenses	$53,377	$40,414
General and administrative expenses	210,365	128,827
Total operating expenses	263,742	169,241

Net operating loss	(263,742)	(169,241)

Interest expense	(1,480)	0
Realized loss on investment	(6,936)	0
Unrealized gain (loss) on investment	80,151	165,467
Revaluation of warrant liability	294,865	(118,042)
Net income (loss)	$102,858	$(121,816)

Operating expenses:

For the three months ended March 31, 2025, the Company increased general and administrative expenses by approximately $81,000. The increase was due to the following approximate year over year variances:

Three months ending	3/31/2025	3/31/2024	Variance
Legal and other professional fees	$185,000	$104,000	$81,000
Share based compensation	0	1,000	(1,000)
Stock exchange fees and related expenses	24,000	22,000	2,000
Other general expenses	1,000	2,000	(1,000)
Total	$210,000	$129,000	$81,000

•	Legal and other professional fees increased for the three months ended March 31, 2025 compared to prior year, due to the costs associated with the re-domestication of the Company from the state of Delaware to the Province of British Columbia, by merger into its British Columbia subsidiary, Nova Athena Gold Corp. Additionally, there were investor relations fees of approximately $45,000 for the three months ended March 31, 2025.

25

ATHENA GOLD CORPORATION

Management’s Discussion and Analysis

(Expressed in US dollars - unaudited)

Other income and expense:

The revaluation of warrant liability for the three months ended March 31, 2025 and 2024 is based on the following warrants that were issued as part of the private placements as detailed in Note 3 to the financial statements.

Warrant date	3/31/2025	12/31/2024
January 2024	$0	$18,838
October 2024	166,268	196,305
December 2024	94,997	105,759
December 2024	39,037	42,901
April 2023	1,346	171,161
April 2022	0	49,116
Total	$301,648	$584,080
Revaluation of warrant liability	282,432
Revaluation of option liability (1)	12,433
Revaluation of liabilities	$294,865

(1)	During the third quarter ending September 30, 2024, the Company granted 3,333,333 options to purchase shares held by Athena in Carlton Precious Inc (fka Nubian Resources Ltd) at an exercise price of CAD$0.06, the options expired on January 31, 2025. The options had an initial valuation of $71,049. Outstanding warrants were revalued as of December 31, 2024, with various inputs using a Black Scholes model and had a valuation of $12,433. The options expired in January 2025.

Warrant date	3/31/2024	12/31/2023
January 2024	$102,877	$0
April 2023	136,127	81,104
October 2022	2,682	1,278
September 2022	13,793	6,978
August 2022	24,916	11,683
April 2022	37,568	21,707
September 2021	236	3,002
May 2021	579	6,210
Total	$318,778	$131,962
Warrant initial valuation	68,774
Revaluation of warrant liability	$(118,042)

26

ATHENA GOLD CORPORATION

Management’s Discussion and Analysis

(Expressed in US dollars - unaudited)

Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company’s ongoing operations have been financed by the sale of its equity securities by way of public offerings, private placements and the exercise of incentive stock options and share purchase warrants. The Company believes that it will be able to secure additional private placements and public financings in the future, although it cannot predict the size or pricing of any such financings. This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.

In February 2025, the Company sold 1,000,000 shares of the investment in Carlton Precious for CAD $60,000.

Going Concern

Our financial statements have been prepared on a going concern basis, which assumes that we will be able to meet our obligations and continue our operations during the next fiscal year. Asset realization values may be significantly different from carrying values as shown in our consolidated financial statements and do not give effect to adjustments that would be necessary to the carrying values of assets and liabilities should we be unable to continue as a going concern.

Liquidity

As of March 31, 2025, we had approximately $80,000 of cash and a working capital of approximately $117,000. This compares to cash on hand of approximately $16,000 and negative working capital of approximately $280,000 as at March 31, 2024.

The Company expects that it will operate at a loss for the foreseeable future and believes the current cash and cash equivalents and working capital will be sufficient for it to maintain its currently held properties, fund its planned exploration, and fund its currently anticipated general and administrative costs for at least the next 12 months from the date of this report.

However, the Company does expect that it will be required to raise additional funds through public or private equity financings in the future in order to continue in business in the future past the immediate 12-month period. Should such financing not be available in that timeframe, the Company will be required to reduce its activities and will not be able to carry out all of its presently planned exploration and, if warranted, development activities on its currently anticipated scheduling.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk.

As of March 31, 2025, the capital structure of the Company consists of 194,803,633 shares of common stock, par value $0.0001. The Company manages the capital structure and adjusts it in response to changes in economic conditions, its expected funding requirements, and risk characteristics of the underlying assets. The Company’s funding requirements are based on cash forecasts. In order to maintain or adjust the capital structure, the Company may issue new debt, new shares and/or consider strategic alliances. Management reviews its capital management approach on a regular basis. The Company is not subject to any externally imposed capital requirements.

27

ATHENA GOLD CORPORATION

Management’s Discussion and Analysis

(Expressed in US dollars - unaudited)

Off Balance Sheet Arrangements

We do not have and never had any off-balance sheet arrangements.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates, assumptions and judgments that affect the amounts reported in our financial statements. The accounting positions described below are significantly affected by critical accounting estimates.

We believe that the significant estimates, assumptions and judgments used when accounting for items and matters such as capitalized mineral rights, asset valuations, recoverability of assets, asset impairments, taxes, and other provisions were reasonable, based upon information available at the time they were made. Actual results could differ from these estimates, making it possible that a change in these estimates could occur in the near term.

CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures:

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives.

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based upon this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of such date as a result of a material weakness in our internal control over financial reporting due to lack of segregation of duties, a limited corporate governance structure and insufficient formal management review processes over certain financial and accounting reports as discussed in Item 9A of our Form 10-K for the fiscal year ended December 31, 2024.

While we strive to segregate duties as much as practicable, there is an insufficient volume of transactions at this point in time to justify additional full-time staff. We believe that this is typical in many exploration stage companies. We may not be able to fully remediate the material weakness until we commence mining operations at which time, we would expect to hire more staff. We will continue to monitor and assess the costs and benefits of additional staffing.

Changes in Internal Control over Financial Reporting:

There were no changes in our internal control over financial reporting that occurred during the last fiscal quarter covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

28

Form 52-109FV2

Certification of Interim Filings

Venture Issuer Basic Certificate

I, KOBY KUSHNER, Chief Executive Officer of Athena Gold Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Athena Gold Corporation (the “issuer”) for the interim period ended March 31, 2025.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 30, 2025.

/s/ Koby Kushner

Koby Kushner

Chief Executive Officer

29

Form 52-109FV2

Certification of Interim Filings

Venture Issuer Basic Certificate

I, TYLER MINNICK, Chief Financial Officer of Athena Gold Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Athena Gold Corporation (the “issuer”) for the interim period ended March 31, 2025.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 30, 2025.

/s/ Tyler Minnick

Tyler Minnick

Chief Financial Officer

30